Exhibit 21

List Of Subsidiaries

Subsidiary	Jurisdiction of Organization
MEMC Electronic Materials France Sarl	France
MEMC Electronic Materials, GmbH	Germany
MEMC Electronic Materials Sales, Sdn. Bhd.	Malaysia
MEMC Electronic Materials, Sdn. Bhd.	Malaysia
MEMC Electronic Materials, S.p.A.	Italy
MEMC Electronic Materials (UK) Ltd.	United Kingdom
MEMC Holding B.V.	The Netherlands
MEMC Holdings Corporation	Delaware
MEMC International, Inc.	Delaware
MEMC Japan Ltd.	Japan
MEMC Korea Company	South Korea
MEMC Kulim Electronic Materials, Sdn. Bhd.	Malaysia
MEMC Pasadena, Inc.	Delaware
Taisil Electronic Materials Corporation	Taiwan